SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

AMN Healthcare Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001744 10 1
(CUSIP Number)

May 22, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Ô Rule 13d-1(b)

Ô Rule 13d-1(c)

Õ Rule 13d-1(d)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) BancAmerica Capital Investors SBIC I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Õ (b) Ô
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,928,872
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,928,872
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) U
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) BancAmerica Capital Management SBIC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Õ (b) Ô
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,928,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,928,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) U
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) BancAmerica Capital Management I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Õ (b) Ô
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,928,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,928,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) U
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) BACM I GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Õ (b) Ô
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,928,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,928,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) U
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Walter W. Walker, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) Õ (b) Ô
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,928,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,928,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,928,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) U
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. (a) Name of issuer:

AMN Healthcare Services, Inc.

(b) Address of issuer's principal executive offices:

12235 El Camino Real, Suite 200

San Diego, CA 92130

Item 2. (a) Name of persons filing:

This Amendment No. 1 amends the statement on Schedule 13G filed with the Securities and Exchange Commission on February 7, 2002 and is being filed jointly by (1) BancAmerica Capital Investors SBIC I, L.P. ("BACI"), (2) BancAmerica Capital Management SBIC I, LLC, a Delaware limited liability company ("Capital Management SBIC"), (3) BancAmerica Capital Management I, L.P., a Delaware limited partnership ("BA Capital Management"), (4) BACM I GP, LLC, a Delaware limited liability company ("BACM"), and (5) Walter W. Walker, Jr. ("Mr. Walker"). The persons described in items (1) through (5) are referred to herein as the "Reporting Persons."

The Schedule 13G was originally filed on February 7, 2002 (the "Original Schedule 13G") by the Reporting Persons. In the Original Schedule 13G, the Reporting Persons reported, among other things, their beneficial ownership of 2,885,403 shares of the Company's Common Stock. The Reporting Persons are filing this Amendment No. 1 to the Original Schedule 13G to report the disposition of an aggregate of 956,531 shares of the Company's Common Stock on May 22 and 28, 2002.

(b) Address of principal business office or, if none, residence:

Each Reporting Person has its or his principal business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

(c) Citizenship:

BACI and BA Capital Management are both limited partnerships organized in the State of Delaware. Capital Management SBIC and BACM are both limited liability companies organized in the State of Delaware. Mr. Walker is a citizen of the United States of America.

(d) Title of class of securities:

Common Stock

(e) CUSIP No.:

001744 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a) Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b) Percent of class:

See the responses to Item 11 on the attached cover pages. Such percentage is based upon 42,637,554 outstanding shares of Common Stock of the Company, as indicated in the Company's Registration Statement on Form S-1 (Registration No. 333-86952).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

BACI directly holds 1,928,872 shares of the Company's Common Stock. Capital Management SBIC is the general partner of BACI. BA Capital Management is the sole member of Capital Management SBIC. BACM is the general partner of BA Capital Management. Mr. Walker, an employee of a subsidiary of Bank of America Corporation ("Bank of America"), is the managing member of BACM. As a result of these relationships, each of Capital Management SBIC, BA Capital Management, BACM, and Mr. Walker may be deemed to have shared voting and dispositive power with regard to the securities of the Company held by BACI. Mr. Walker disclaims beneficial ownership of such shares. If Mr. Walker's employment with Bank of America or its subsidiaries is terminated, Mr. Walker will cease to be the managing member of BACM. Bank of America has the right to approve any replacement managing member of BACM. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BACI.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following Õ

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4(c) and Exhibit 99.1.

Item 8. Identification and Classification of Members of the Group

See Item 4(c) and Exhibit 99.1.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Manager

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BACM I, GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

/s/ Walter W. Walker, Jr.

Walter W. Walker, Jr.

Index of Exhibits

SCHEDULE 13G

Exhibit No. Exhibit Description

99.1 Joint Filing Agreement (filed as Exhibit 99.1 to the Original Schedule

13G filed on February 7, 2002 and incorporated herein by reference)